20004460

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated International Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Liberty Avenue
(No. and Street)

Pittsburgh	PA	15222-3779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeremy D. Boughton 412-288-6325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section FEB 26 2020 Washington DC 415

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeremy D. Boughton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated International Securities Corp.

of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
SANDRA NANCY CAMPBELL - Notary Public
Allegheny County
My Commission Expires Nov 17, 2023
Commission Number 1128442

Signature

Assistant Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated International Securities Corp.

Year ended December 31, 2019

FEDERATED INTERNATIONAL SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2019

Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Federated International Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Federated International Securities Corp. (the Company) as of December 31, 2019, the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

February 24, 2020

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019
(in thousands, except share data)

Current Assets:		
Cash equivalents	$	753
Receivable from affiliates, net		72
Prepaid expenses		2
Other current assets		32
Total current assets		859
Long-Term Assets:		
Long-term deferred tax asset, net		166
Total long-term assets		166
Total assets	$	1,025
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 1,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		749
Retained earnings		275
Total shareholder's equity		1,025
Total liabilities and shareholder's equity	$	1,025

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

Revenue:	
Marketing support services	$ 3,720
Total revenue	3,720
Operating Expenses:	
Compensation and related	2,242
Expenses from affiliated companies	759
Travel and related	347
Other	238
Total operating expenses	3,586
Operating income	134
Nonoperating Income:	
Interest and dividends	17
Other nonoperating income	203
Total nonoperating income	220
Income before income taxes	354
Income tax provision	88
Net income	$ 266

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2019	$ 1	$ 749	$ 9	$ 759
Net income	0	0	266	266
Balance at December 31, 2019	$ 1	$ 749	$ 275	$ 1,025

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

Balance at January 1, 2019	$	0
Additions and/or reductions		0
Balance at December 31, 2019	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED INTERNATIONAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands)

Operating Activities:		
Net income	$	266
Adjustments to reconcile net income to net change in cash equivalents from operating activities:		
Benefit from deferred income taxes		(166)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(100)
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		753
Cash equivalents, end of year	$	753

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated International Securities Corp., (the Company) is an indirect, wholly owned subsidiary of Federated Hermes, Inc. (Federated), formerly known as Federated Investors, Inc. until January 31, 2020. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, marketing the family of mutual funds and other investment products sponsored by Federated. The Company is registered as an investment advisor under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment is highly liquid and may be redeemed upon demand.

(d) Revenue Recognition

The Company generates revenue under an intercompany agreement by providing marketing support, introduction and solicitation activities, and other services to certain affiliated advisory companies. The Company earns a fee on a monthly basis from these affiliated companies, which is equal to costs incurred by the Company plus 10%, for the year ended December 31, 2019.

Revenue is recognized during the period in which the services are performed. There are no significant judgments that would impact the timing of revenue recognition.

(e) Shared-Based Compensation

Federated issues shares for share-based awards from treasury stock. The Company recognizes compensation costs based on grant-date fair value for all share-based awards. For restricted stock awards, the grant-date fair value of the award is calculated as the difference between the closing fair value of Federated's Class B common stock on the date of grant and the purchase price paid by the employee, if any. Federated's awards are generally subject to graded vesting schedules. Compensation and Related expense is generally recognized on a straight-line basis over the requisite service period of the award and is adjusted for actual forfeitures as they occur. For awards with provisions that allow for accelerated vesting upon retirement, the Company recognizes expense over the shorter of the vesting period or the period between grant date and the date on which the employee meets the minimum required age for retirement. Compensation and Related expense also includes dividends paid on forfeited awards. Excess tax benefits and deficiencies (including tax benefits from dividends paid on unvested restricted stock awards) are recognized in the Income Tax Provision in the Statement of Income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(f) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated's consolidated tax expense.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(g) Other Comprehensive Income

For the year ended December 31, 2019, there were no effects of other comprehensive income.

(2) RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

(a) Leases

On February 25, 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842). Its core principle is that a lessee should recognize the assets and liabilities that arise from leases on the balance sheet, while retaining a distinction between financing and operating leases. In the third quarter of 2018, the FASB issued ASU 2018-10, which provides improvements to narrow aspects of the guidance and ASU 2018-11, which provides an optional alternative transition method to initially apply the new leases standard at the adoption date (collectively, with ASU 2016-02, Topic 842).

Effective January 1, 2019, the Company adopted Topic 842 using the alternative transition method, which did not require the restatement of prior years. In connection with the adoption of Topic 842, management has elected the package of practical expedients, which allows entities to not reassess (1) whether contracts are or contain leases, (2) lease classification and (3) initial direct costs. Management did not elect the hindsight practical expedient to determine the lease term. The adoption did not have a material impact on the Company's financial statements.

(3) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price that would be paid to transfer a liability as of the measurement date. A fair-value reporting hierarchy exists for disclosure of fair value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The levels are:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active markets.

NAV Practical Expedient – Investments that calculate net asset value (NAV) per share (or its equivalent) as a practical expedient. These investments would be excluded from the fair value hierarchy.

Cash equivalents totaled $0.8 million as of December 31, 2019 and represents an investment in a money market fund. The investment in the money market fund is valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates, net has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future.

The Company had no assets or liabilities classified as Level 2, Level 3 or NAV practical expedient within the fair value hierarchy as of December 31, 2019.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including Compensation and related and Travel and related are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which are allocated to the Company, amounted to $0.8 million for the year ended December 31, 2019 and were recorded in Expenses from affiliated companies on the Statement of Income. The company earned Other nonoperating income of $0.2 million for the year ended December 31, 2019 from a secondment agreement with an affiliated company for services provided by an employee to the affiliated company.

The Receivable from affiliates, net on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company, fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, and marketing support services revenue. These receivables were partially offset by intercompany payables related to the previously mentioned expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now, or in the foreseeable future, to settle the net intercompany receivable.

(5) 401(k) PLAN

The Company's employees are eligible to participate in the Federated Hermes, Inc. 401(k) Plan, formerly known as the Federated Investors, Inc. 401 (k) Plan until January 31, 2020. Under the 401(k) plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code (IRC) limitations. For 2019, Federated's matching contribution was 100% of the first 4% of compensation contributed by an employee and 50% of the next 2% for a total possible match of 5%, subject to IRC limitations. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $41 thousand for the year ended December 31, 2019 and were recorded in Compensation and related expense on the Statement of Income.

Vesting in Federated's matching contributions commences once a participant in the 401(k) plan has worked at least 1,000 hours per year for two years. Upon completion of this initial service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

(6) SHARE-BASED COMPENSATION

Federated's long-term stock-incentive compensation is provided under the Stock Incentive Plan (the Plan), as amended and subsequently approved by shareholders from time to time. Share-based awards are granted to reward the Company's employees who have contributed to the success of the Company and to provide incentive to increase their efforts on behalf of the Company. Share-based compensation expense for the Company was $0.3 million for the year ended December 31, 2019 and is included in Compensation and related on the Statement of Income. The associated tax benefits recorded in connection with share-based compensation expense was $0.1 million for the year ended December 31, 2019. The maximum remaining unrecognized compensation expense related to share-based awards was approximately $14 thousand which is expected to be recognized in 2020.

Federated's restricted stock awards represent shares of Federated Class B common stock that may be sold by the awardee only once the restrictions lapse, as dictated by the terms of the award. The awards are generally subject to graded vesting schedules that vary in length from three to 10 years with a portion of the award vesting each year, as dictated by the terms of the award. For an award with a ten-year vesting period, the restrictions on the vested portion of the award typically lapse on the award's fifth- and tenth-year anniversaries. Certain restricted stock awards granted pursuant to a key employee bonus program have a three-year graded vesting schedule with restrictions lapsing at each vesting date. During these restriction periods, the recipient receives dividends on all shares awarded, regardless of their vesting status.

(7) INCOME TAXES

Income tax expense consisted of the following components for the year ended December 31, 2019:

(in thousands)	Current		Deferred		Total	
Federal	$	254	$	(166)	$	88
State		0		0		0
Total	$	254	$	(166)	$	88

The Company's effective income tax rate for the year ended December 31, 2019 was 24.9%. This rate is higher than the Company's 21% federal statutory rate primarily as a result of nondeductible permanent differences. All tax-related balances due to or from affiliates, if any, are included in Receivables from affiliates, net on the Statement of Financial Condition.

The Company's net deferred tax assets as of December 31, 2019 totaled approximately $166 thousand and are related to compensation and related expenses that have been recognized for book purposes, but are not yet deductible for tax purposes. Management believes that it is more likely than not that the Company will receive the full benefit of these deferred tax assets.

The Company files an annual consolidated income tax return in the U.S. federal jurisdiction with Federated. There were no material unrecognized tax benefits as of December 31, 2019, no material changes during 2019 and no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months related to the Company.

The Company is not subject to tax in any U.S. state or local jurisdiction.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2019, the Company had no aggregate indebtedness and net capital of $738 thousand, which was $713 thousand in excess of its required net capital of $25 thousand.

(9) COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2019.

Supplemental Information

FEDERATED INTERNATIONAL SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2019

(in thousands)

Computation of net capital:		
Shareholder's equity		$ 1,025
Deductions and/or charges:		
Nonallowable assets	$ 272	
Haircut on securities owned	15	287
Net capital		$ 738
Aggregate indebtedness		$ 0
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)		$ 25
Excess net capital		$ 713
Ratio of aggregate indebtedness to net capital		0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019 Part IIA FOCUS filing.

FEDERATED INTERNATIONAL SECURITIES CORP.
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT
STATEMENT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

FEDERATED INTERNATIONAL SECURITIES CORP.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
STATEMENT PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2019

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Federated International Securities Corp.'s Exemption Report

Federated International Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Federated International Securities Corp.

I, Jeremy D. Boughton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremy D. Boughton

Title: Assistant Treasurer

Date of Report: February 24, 2020

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder, Board of Directors and Management of Federated International Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Federated International Securities Corp. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision in 17 C.F.R. § 240.15c3-3:(k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2020

EY
Building a better working world

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Shareholder, Board of Directors and Management of Federated International Securities Corp.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of Federated International Securities Corp. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Identified no assessment balance due which would require us to compare the assessment payments made in accordance with the General Assessment Payment Form (SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries, including disbursements from the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2019.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

EY
Building a better
working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Federated International Securities Corp.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2020